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                    ADVANTAGE ENERGY INCOME FUND NEWS RELEASE

                     ADVANTAGE ENERGY INCOME FUND ANNOUNCES
                  CLOSING OF $113 MILLION BOUGHT DEAL FINANCING

                                February 9, 2005
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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage") (AVN.UN-TSX)
announced today the closing of the previously announced $113,662,500 offering of Trust Units ("Units"). The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, CIBC World Markets Inc., Raymond James Ltd. and FirstEnergy Capital Corp.

The offering consisted of 5.25 million Units issued at a price of $21.65 per Unit. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of February, payable on March 15, 2005.

The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes.

The offering of Units was made in Canada pursuant to a short-form prospectus.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB, AVN.DB.A, AVN.DB.B, AVN.DB.C, and AVN.DB.D respectively.

  THIS PRESS RELEASE IS NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                               Ph: (403) 261-8810
                               Fax: (403) 262-0723
                          Web: www.advantageincome.com
                      E-mail: advantage@advantageincome.com